Gary B. Wolff, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

July 22, 2010

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Business Change Agents, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Three

File No.: 333-157783

Dear Mr. Kluck:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are made in response to staff comments on Amendment Two of the Registration Statement. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 22, 2009.

General

1.

Additional sub-section entitled “Business-Method of Acquiring Clients, Milestones, Anticipated Time Frame and Estimated Expenses” has been added so as to respond to this question.

Financial Statements

Issuer’s financial statements and financial information have been updated in accordance with Rule 8-08 of Regulation S-X.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

cc:

American Business Change Agents, Inc